Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Alpha Healthcare Acquisition Corp. on Form S-4 File No: 333-254597 of our report dated February 16, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 14, 2021, with respect to our audit of the financial statements of Alpha Healthcare Acquisition Corp. as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

June 11, 2021